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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM U-57

           NOTIFICATION OF FOREIGN UTILITY HOLDING COMPANY STATUS

                      FILED UNDER SECTION 33(a) OF THE

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                          JIES HEAT AND POWER LTD.
                      (NAME OF FOREIGN UTILITY COMPANY)

                             IES INDUSTRIES INC.
  (NAME OF FILING COMPANY, IF FILED ON BEHALF OF A FOREIGN UTILITY COMPANY)

Item 1

        The name of the entity claiming foreign utility company status will be JIES Heat and Power Ltd. ("JIES"). JIES's business address will be Yun he Xiao Tu, Wai Juan Road, Jiaxing City, Zhejiang Province, People's Republic of China. JIES has been incorporated in China as a limited liability company and will be a joint venture of IES Singapore Pte Ltd. ("IES Singapore") and Jiaxing Heat & Power Plant ("JHPP"). IES Singapore and JHPP will each be a 50% owner in the joint venture. IES Singapore, a Singapore company, will be a wholly-owned subsidiary of IES International Inc., a U.S. company. JHPP is incorporated in China.

        On November 18, 1996, IES Industries Inc. contributed capital to JIES' account in China and JHPP contributed its assets in the existing operations of a seven-year old co-generation plant consisting of one coal-fired 36 megawatt generator. The plant supplies electricity and steam to the local municipal government, which in turn, sells and distributes the steam and power to various customers. Other than the co-generation plant, JIES will neither own nor operate any other facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural gas or manufactured gas. JIES has not yet transferred ownership to IES Singapore, the intended joint owner with JHPP, but will do so in the near future.

Item 2

        IES Utilities Inc., is a domestic associated public utility company, as defined under section 2(a) of the Public Utility Holding Company Act of 1935 ("PUHCA"), of JIES. IES Utilities Inc., is a wholly-owned subsidiary of IES Industries Inc. IES Singapore, one of the 50% owners of JIES, and IES International Inc., the parent company of IES Singapore, will be wholly owned, directly or indirectly, by IES Industries Inc.

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        IES Utilities Inc., has no direct relationship with or any interest in
JIES. IES Utilities Inc. has not and will not contribute capital, assets or other resources to the joint venture.

                                  EXHIBIT A

        The certification of the Iowa Utilities Board, dated August 15, 1996, required under section 33(a)(2) of the 1935 Act is attached hereto. A copy of this Notification of Foreign Utility Holding Company Status is also being filed with the Iowa Utilities Board.

                                  SIGNATURE

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         IES INDUSTRIES INC.

                                         By:
                                            -----------------------------------
                                         Mr. Peter W. Dietrich
                                         Vice President, Corporate Development

Date:
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